                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 11-K

     (Mark One)
     /X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended  September 30, 1997
                               -------------------
                                       OR

     / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from ___________________ to _____________________

     Commission file number            1-10285
                            -----------------------------

                            BIOMAGNETIC TECHNOLOGIES, INC.
                          1992 EMPLOYEE STOCK PURCHASE PLAN
                          ---------------------------------
                              (Full title of the plan)

                            Biomagnetic Technologies, Inc.
           9727 PACIFIC HEIGHTS BLVD., SAN DIEGO, CALIFORNIA 92121-3719
           ------------------------------------------------------------
                    (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                         BIOMAGNETIC TECHNOLOGIES, INC.
                       1992 EMPLOYEE STOCK PURCHASE PLAN


                         INDEX TO FINANCIAL STATEMENTS


                                                                           PAGE



     Report of Independent Public Accountants                              2

     Report of Independent Accountants                                     3

     Statement of Net Assets Available for Benefits                        4
     at September 30, 1997 and 1996

     Statement of Changes in Net Assets Available for Benefits             5
     for the years ended September 30, 1997, 1996 and 1995

     Notes to Financial Statements                                         6


     Signatures                                                            9

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee and Participants of Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan ("the Plan") as of September 30, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Plan will continue as a going concern. As discussed in Note C to the financial statements, Biomagnetic Technologies, Inc. (the Plan Sponsor) has incurred recurring losses from operations, has net capital and working capital deficiencies, and short-term liquidity concerns that raise substantial doubt about whether the Plan will continue as a going concern. Management's plans in regard to these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ARTHUR ANDERSEN LLP

San Diego, California
March 13, 1998

                             REPORT OF INDEPENDENT ACCOUNTANTS



To the Administrative Committee and Participants of the Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan (the Plan) at September 30, 1996 and the changes in net assets available for benefits for each of the two years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the financial statements of the Plan for any period subsequent to September 30, 1996.

The accompanying financial statements have been prepared assuming the Plan will continue as a going concern. As discussed in Note C to the financial statements, Biomagnetic Technologies, Inc. (the Plan Sponsor) has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about the Plan's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/PRICE WATERHOUSE LLP

San Diego, California
January 10, 1997

                        BIOMAGNETIC TECHNOLOGIES, INC.
                     1992 EMPLOYEE STOCK PURCHASE PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                           September 30,

                                                    1997                  1996
                                                  ---------             -------

Cash and cash equivalents                         $  36,202             $34,377

U.S. Government securities, at fair value           103,944              53,246

Participant contributions receivable                  3,584               6,808
                                                  ---------             -------

Net assets available for benefits                 $ 143,730             $94,431
                                                  ---------             -------
                                                  ---------             -------




                See accompanying notes to financial statements

                      BIOMAGNETIC TECHNOLOGIES, INC.
                   1992 EMPLOYEE STOCK PURCHASE PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                             Years Ended September 30,

                                           1997            1996        1995
                                        ---------       ---------    ---------

Participant contributions                $146,175        $154,912      $144,358

Interest revenue                            6,087           5,984         7,164

Net depreciation in fair value                  -           (263)             -
   of U.S. Government securities

Benefits paid to participants           (102,963)       (266,449)      (39,178)
                                        ---------       ---------    ---------

Net increase (decrease) in net assets
   available for benefits                 49,299        (105,816)      112,344

Net assets available for benefits:

   Beginning of year                      94,431         200,247       87,903
                                        ---------       ---------    ---------

   End of year                          $143,730         $94,431     $200,247
                                        ---------       ---------    ---------
                                        ---------       ---------    ---------


                    See accompanying notes to financial statements

                           BIOMAGNETIC TECHNOLOGIES, INC.
                         1992 EMPLOYEE STOCK PURCHASE PLAN

                           NOTES TO FINANCIAL STATEMENTS
NOTE A.  PLAN DESCRIPTION

In January 1992, the shareholders approved the establishment of the Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan (the "Plan") under Section 423 of the Internal Revenue Code. The Plan is intended to provide eligible employees with the opportunity to acquire an equity interest in Biomagnetic Technologies, Inc. (the "Company") through the acquisition of purchase rights, implemented in a series of purchase periods. The Plan is administered by a committee of two or more members of the Company's board of directors, (the "Plan Administrator"), as appointed by such board.

Generally, employees are eligible for participation in the Plan in the calendar quarter following their first 90 days of continuous employment with the Company. After enrollment, payroll deductions are made to acquire shares under the Plan up to a maximum of the lesser of 15% of base salary or $25,000 per calendar year. Participants are fully vested at all times in the portion of their account attributable to their contributions. A participant may purchase a maximum of 40,000 shares during any one purchase period. In addition, each participant is limited to purchases of $25,000 worth of the Company's stock when combined with any other Company stock purchase plan during any calendar year. Under no circumstances shall a purchase right be granted under the Plan to any Eligible Employee if such individual would immediately after the grant, own more than 5% of the total combined voting power of the Company.

The purchase price of the shares is the lesser of 85% of the fair market value of the shares on the date the purchase right is granted or 85% of the fair market value of the shares on the date the purchase period ends. The purchase rights may be terminated by the participant at any time. The balance in the participant's account, including accrued interest, which is credited to the participant's account based on the participant's contributions proportionate to the total contributions of all participants, will be returned to the participant upon such termination. In addition, if the participant's employment is terminated, any outstanding purchase rights are terminated and the balance in the payroll deduction account will be returned to the participant. If the participant dies or is permanently disabled, the participant's estate or the participant has the option to receive the balance in the payroll deduction account or purchase the shares at the end of the purchase period.

The Plan provides for automatic purchase of the shares from the funds deducted from the participant's pay and earnings thereon at the end of the purchase period, subject to a pro-rata allocation if the Stock Purchase Plan is oversubscribed.

The Plan will terminate upon the earlier of (i) December 31, 2001, (ii) sale of all shares available for issuance or, (iii) termination by the Company immediately following the close of any purchase period. The total number of shares authorized for future purchases under the Plan is 635,949 at September
30, 1997.   The purchase period from April 1, 1994 to March 31, 1996 resulted in an issuance of 26,283 shares of common stock of the Company. The next purchase period is from April 1, 1996 to March 31, 1998.

Participants should refer to the Plan document for a more complete description of the Plan provisions.

NOTE B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The Plan financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments consist of U.S. Government treasury securities that are stated at fair value based on quoted market prices. The Plan's investments are held in a Company administered bank account and all investment decisions are directed by the Plan Administrator.

INVESTMENT INCOME

Income from investments is recorded on the accrual basis. In accordance with the policy of stating investments at fair value, changes in net unrealized appreciation or depreciation in the fair value of investments are reflected in the statement of changes in net assets available for benefits in the year in which such a change in value occurs.

ADMINISTRATIVE EXPENSES OF THE PLAN

All expenses incurred in the administration of the Plan are paid by the Company.

CONTRIBUTIONS

Contributions to the Plan originate from after-tax payroll deductions of the participants.

BENEFITS PAID

Benefits paid represent the cost to the participants of the stock acquired as well as any cash payouts due to terminations or elections by the participants.

INCOME TAXES

The Plan Administrator believes that the Plan was established under, and is operated in compliance with, Section 423 of the Internal Revenue Code. Therefore, the Plan Administrator believes the Plan and earnings of the Plan are tax exempt as of the financial statement date.

NOTE C.  OPERATIONS AND CAPITAL RESOURCES OF THE PLAN SPONSOR

To date the Company has been engaged principally in research and development activities, and has made only low volume sales to medical research institutions. The Company incurred net losses of $5,242,000, $15,566,000, and $6,673,000 in fiscal 1997, 1996, and 1995, respectively and has reported losses in every year since 1982. The Company also has negative cash flows from operations of $2,032,000, $12,808,000 and $4,402,000 in fiscal 1997,
1996, and 1995, respectively. At December 31 1997, the Company had an accumulated deficit of $87,140,000 and a working capital deficiency of $743,000, unaudited. Management anticipates that capital and working capital requirements in fiscal 1998 will substantially exceed cash projected to be generated by operations.

The Company currently anticipates that its existing capital resources will be sufficient to provide operating capital required to meet its obligations in the normal course of business through April 1998.

Management is currently in negotiations with several private investors to obtain additional equity financing which would be effected through the sale of unregistered shares of common stock of the Company under Regulation S. There can be no assurance that the Company will be able to obtain such financing on terms acceptable to the Company, if at all.

The Company's financial condition, the uncertainty regarding its ability to raise additional equity financing, and the uncertainty and risks associated with its future operations raise substantial doubt about whether the Plan will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Participants should refer to the Company's filings on Form 10-K for its year ended September 30, 1997 and Form 10-Q for its fiscal quarter ended December 31, 1997 for a more complete discussion of the Company's financial position and results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

     BIOMAGNETIC TECHNOLOGIES, INC.
     1992 EMPLOYEE STOCK PURCHASE PLAN




     By:  /s/ D. Scott Buchanan                          Date: March 20, 1998
        -----------------------                               ---------------
              D. Scott Buchanan
              Biomagnetic Technologies, Inc.
              1992 Employee Stock Purchase
              Plan Administrative Committee